UNITED STATES
	      SECURITIES AND EXCHANGE COMMISSION
	            Washington, D.C. 20549

	                 Schedule 13D
	  Under the Securities Exchange Act of 1934
	              (Amendment No.  9)*

	          First Financial Fund, Inc.
                     (Name of Issuer)

                       Common Stock
               (Title of Class of Securities)

                       320228 10 9
                     (CUSIP Number)

                Stephen C. Miller, Esq.
              Krassa, Madsen & Miller, LLC
               1680 38th Street, Suite 800
                Boulder, Colorado  80301
                    (303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications)

                    March 16, 2000
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,795,100
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,795,100
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,795,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.29%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		Kansas


Number of		7.	Sole Voting Power		1,922,200
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,922,200
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,922,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      7.81%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)

3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		New York


Number of		7.	Sole Voting Power		1,554,300
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	1,554,300
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      1,554,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      6.31%

14. 	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 320228 10 9


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  		United States


Number of		7.	Sole Voting Power	            0
Shares Bene-
ficially 		8.	Shares Voting Power	      0
Owned by Each
Reporting		9.	Sole Dispositive Power	      0
Person With
			10.	Shared Dispositive Power 	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)

      0%

14.	Type of Reporting Person (See Instructions)

      IN


Amendment No. 9 to Statement on Schedule 13D

This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust") and the Mildred B. Horejsi Trust (the "Mildred Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Mildred Trust to purchase the Shares as reported in Item 5(c) was $2,158,678.25. Such funds were provided by the Mildred Trust's cash on hand, from margin borrowings under a cash management account maintained by the Mildred Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated and from intertrust advances from affiliated trusts under the Cash Management Agreement.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Mildred Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.             Interest in Securities of the Issuer.

		No change except for the addition of the following:

(a)	The Trust is the direct beneficial owner of 1,795,100
Shares, or approximately 7.29% of the 24,628,781 Shares outstanding as of November 3, 1999, according to information contained in the Company's Semi-Annual Report for the period ending September 30, 1999 (the "Outstanding Shares"). The Brown Trust is the direct beneficial owner of 1,922,200 Shares, or approximately 7.81% of the Outstanding Shares. The Mildred Trust is the direct beneficial owner of 1,554,300 Shares, or approximately 6.31% of the Outstanding Shares.

	By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust, the Brown Trust and the Mildred Trust. Mr. Horejsi disclaims all such beneficial ownership.

(c) The table below sets forth purchases of the Shares by the Mildred Trust since March 8, 2000. Such purchases were effected by the Mildred Trust on the New York Stock Exchange.


Date
Amount of Shares
Approximate Price
   Per Share
   (exclusive of commissions)

03/08/00
20000
$7.1875

03/08/00
16000
$7.0625

03/08/00
7100
$7.1250

03/08/00
3000
$7.1250

03/09/00
16000
$7.0625

03/09/00
6000
$7.1250

03/09/00
6000
$7.1250

03/09/00
5000
$7.1250

03/09/00
4000
$7.1250

03/09/00
4000
$7.1250

03/09/00
3000
$7.1250

03/09/00
3000
$7.1250

03/10/00
14000
$7.0625

03/10/00
10000
$7.0625

03/10/00
4000
$7.1250

03/10/00
4000
$7.1250

03/10/00
1200
$7.0625

03/10/00
22000
$7.0625

03/10/00
5000
$7.1250

03/10/00
4400
$7.1250

03/10/00
3300
$7.0625

03/14/00
13500
$7.2500

03/14/00
11000
$7.1875

03/14/00
10000
$7.1250

03/14/00
10000
$7.1250

03/14/00
2400
$7.1250

03/14/00
2000
$7.1250

03/15/00
17200
$7.1250

03/15/00
10000
$7.2500

03/16/00
43000
$7.4375

03/21/00
5000
$7.3125

03/21/00
5000
$7.3125

03/22/00
6000
$7.8750

03/22/00
2200
$7.6875



Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2000


/s/ Stewart R. Horejsi

Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B, the Lola
Brown Trust No. 1B and the Mildred
B. Horejsi Trust.